RECEIVED

2009 APR -2 A 8:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grupo CONTINENTAL S.A.B.

09045759

82-4211

March 30, 2009.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, NW
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

Enclosed herewith we are sending a printed copy of the Notice of the ShareOwners' Meeting, which will be held on April 23, 2009.

The above mentioned information is being provided to maintain the exemption from registration under the Securities Exchange Act Of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A.B. (File number 82-4211).

Cordially,

Roberto Martínez Garza
Secretary of the Board of Directors and Authorized.

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer

RMG'prp
4/GC

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono: (833) 241-2500 • Fax: (833) 241-2577

Grupo CONTINENTAL S.A.B.

NOTICE OF SHAREHOLDERS' MEETING

During the Meeting of the Board of Directors of Grupo Continental, S.A.B. held on February 26, 2009, it was agreed to summon the shareholders to the Ordinary General Meeting that will be held on April 23rd 2009 at 12:00 P.M. at the Company's headquarters located at Avenida Hidalgo 2303, in Tampico, Tamaulipas, under the following:

AGENDA

I. Appointment of Scrutineers, fulfillment of their functions and opening of the Meeting.

II. Reading, discussion and approval of the following documents:

a. Annual Report.
  - Message from the Chairman of the Board.
  - Chief Executive Officer report, including Individual and Consolidated Financial Statements of Grupo Continental, S.A.B. and its subsidiaries, as of December 31, 2008.
  - Board of Directors report.

b. The Board of Director´s opinion on the content of the Chief Executive Officer report.

III. Report of the Audit and Corporate Practices Committee.

IV. Ratification of the resolutions and acts of the Board of Directors performed during 2008.

V. Resolutions regarding the application of Results and proposal to pay a cash dividend.

VI. Report on the shares repurchase fund.

VII. Proposal for the establishment of the maximum amount for the shares Repurchase Fund.

VIII. Reading of the report of compliance of fiscal obligations.

IX. Election of the Board of Directors.

X. Election of the Audit and Corporate Practices Committee President.

XI. Allocation of fees for members of the Board of Directors.

XII. Reading and approval of the Minutes of the Shareholder's Meeting.

In order to be entitled to attend the Meeting, the shareholders must obtain their admission cards. The shareholders may be represented in the Meeting by their representatives designated through a proxy granted in the forms prepared by the company in accordance with Article 49, item III of the Securities Exchange Law, forms which are available at the office of the Secretary of the Board and at S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. The Admission Cards must be obtained and the Proxies delivered with all the requirements fulfilled, with at least 72 hours prior to the Meeting, at the office of the Secretary of the Board, located at Ave. Hidalgo 2303, Zip Code 89140, in Tampico, Tamaulipas.

The admission cards will be issued upon exhibition of the certificates for the deposit of the company shares at any Securities Deposit Institution, at the office of the Secretary of the Board or at any Credit Institution. The aforementioned deposit certificates must be accompanied by the list of shareholders referred to in such certificates, specifying the name and number of shares that each one owns.

Tampico, Tamaulipas, March 31st, 2009.

On behalf of the Board of Directors
Roberto Martínez Garza
Secretary